[DESCRIPTION]SOUTHERN VENTURES NT 10-Q
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                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     FORM 12b-25
                                                            SEC FILE NUMBERS
                                                                333-40621
                            NOTIFICATION OF LATE FILING



(CHECK ONE):     [   ] Form 10-K and Form 10-KSB
                 [   ] Form 20-F     [   ]Form 11-K
                 [ X ] Form 10-Q and Form 10-QSB
                 [   ] Form N-SAR

           For the Period Ended: March 31, 1998

           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

           Southern Ventures, Inc.

Full name of registrant


Former name if applicable

          1322 Maron Spillway Road

Address of principal executive office (Street and number)

           Elmore, Alabama 36025

City, State and Zip Code


PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]             (b)       The subject annual report semi-annual report,
                          transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
                          and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III. NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. Attach Extra Sheets if Needed.)

The chief financial officer is responsible for preparing the corporate financial statements. Due to unforeseen delays in the receipt of necessary documents from the subsidiary companies' accounting personnel, these statements have not been properly reviewed or formatted for electronic filing purposes. The problems in collecting financial data from key accounting personnel in various states (with currently limited access to electronic transfer means) are being remedied, and the Form 10-QSB will be filed in a timely manner.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             Chet Wright         (702) 310-2304
         ---------------------------------------------------------
            (Name)           (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Southern Ventures, Inc.
                   -------------------------------------------
                  (Name of registrants as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15, 1998
By:      /s/ Chester Wright, III
         --------------------------
         Chester Wright, III
         Chief Financial Officer


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.